Exhibit 99.4

Dear Shareholders,

In fiscal 2013, Descartes delivered another year of outstanding financial results for its stakeholders by continuing to focus on delivering quality results for customers.

We’re in a new era of ‘always on and always connected’, where ‘big data’ environments bring transparency in costs, prices, and performance. In this new era, product life cycles and shelf lives are shortening rapidly. For supply chains to remain effective and relevant, businesses can’t be islands – they need to participate at a community level. Within this community, trusted technology service providers, like Descartes, are critical to help members communicate, collaborate, transact and manage compliance with a shared set of services.

Descartes’ Logistics Technology Platform addresses this new era. We believe our community-based approach unites business in commerce in a unique way, helping our customers to adapt and respond to this dynamic global trading landscape. This is even more important in these continuing difficult economic times where shipment volumes are less predictable and costs are increasing. Our customers continue to count on us to help them drive efficiencies with solutions that don’t cost, but pay.

In return, our customers continue to help us grow our business. Customers continue to place their trust in our dedicated and experienced team members to guide them with efficient, profitable and compliant solutions.

Our customers also continue to guide our investment strategy. In fiscal 2013, with the help of our Global User Group, we introduced Descartes Community, a cloud-based service that helps build communities and enable industries to improve their productivity and performance. We also enhanced our Logistics Technology Platform and grew our logistics cloud through acquisitions. In June 2012, we combined with Infodis to strengthen our transportation management solutions for the European market. Later that month we combined with IES, strengthening our application footprint for freight forwarders, NVOCCs and customs brokers, while adding thousands of logistics service providers in Asia to our community. And, most recently, we combined with Exentra, adding robust driver compliance expertise to our Routing, Mobile, and Telematics suite of products. Together, these investments put us in an even stronger position to drive additional value for customers.

At Descartes, we are metrics-driven, we focus on results, and we operate under published frameworks. We focus on delivering results to customers by operating as ONE LEARNing TEAM. In fiscal 2013, this enabled us to deliver another year of record operating results.

We entered fiscal 2014 with a strong balance sheet, a proven ability to execute and a landscape of potential consolidation opportunities. Most importantly, we entered the year with the motivation and resources to help our customers improve their logistics operations and make the world more safe, secure and efficient.

We look forward to continuing to deliver for you and our customers in the coming year.

Arthur Mesher,
Chairman of the Board and Chief Executive Officer